

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


RECEIVED
JUN 16 2006

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2005**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from .... to ....**

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer name below:

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STANDARD MICROSYSTEMS CORPORATION

80 Arkay Drive
Hauppauge, New York 11788



STANDARD MICROSYSTEMS CORPORATION

INCENTIVE SAVINGS AND RETIREMENT PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of
Standard Microsystems Corporation Incentive Savings and Retirement Plan
Hauppauge, New York

We have audited the accompanying statement of net assets available for benefits of the Standard Microsystems Corporation Incentive Savings and Retirement Plan ("the Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic 2005 financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
May 23, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Standard Microsystems Corporation

Incentive Savings and Retirement Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Standard Microsystems Corporation Incentive Savings and Retirement Plan (the "Plan") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 20, 2005

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2005 and 2004

	2005	2004
ASSETS		
Investments:		
Cash and cash equivalents	$ 229	$ 441
Investments, at fair value	42,005,439	32,580,563
Participant loans, at cost	275,478	282,076
Total investments	42,281,146	32,863,080
Receivables:		
Employer contributions	134,823	79,869
Participant contributions	88,951	0
Other	8,571	5,744
Total receivables	232,345	85,613
NET ASSETS AVAILABLE FOR BENEFITS	$ 42,513,491	$ 32,948,693

The accompanying notes are an integral part of these financial statements.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2005

ADDITIONS:	
Investment income	
Net appreciation in fair value of investments	$ 7,531,601
Interest and dividends	328,798
Total investment income	7,860,399
Contributions	
Participant contributions	3,000,705
Rollover contributions	59,057
Employer matching contributions	1,270,187
Total contributions	4,329,949
Total additions	12,190,348
DEDUCTIONS:	
Benefit payments	(2,623,290)
Administrative expenses	(2,260)
Total deductions	(2,625,550)
NET INCREASE	9,564,798
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	32,948,693
END OF YEAR	$ 42,513,491

The accompanying notes are an integral part of these financial statements.

1) Description of Plan

The following description of the Standard Microsystems Corporation (the "Company," "SMSC" or "Employer") Incentive Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

Purpose and Eligibility: The Plan was established on June 23, 1982 primarily to help provide additional security for eligible employees' retirement. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the completion of three months of service, as defined in the Plan provisions.

Participant Accounts: The value of each participant's account equals the participant's contributions, the Company's contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participant Contributions: Each eligible participant may make qualified participant contributions from 1% - 100% of his or her pre-tax salary. These participant contributions are subject to certain statutory and regulatory limitations and could not exceed $14,000 for the year ended December 31, 2005. Participant contributions are allocated by each employee among fourteen investment funds (including SMSC Common Stock) in 1% increments.

Participants that are at least age 50 and have contributed the maximum plan limit stated above may also elect to contribute catch-up contributions which could not exceed $4,000 in 2005.

Additionally, participants may also make rollover contributions of pre-tax and post-tax distributions from other qualified plans. Catch-up and rollover contributions are not matched by the Company.

1) Description of Plan (continued)

Employer Contributions: The Company may, at its discretion, make matching contributions to the Plan in cash or SMSC Common Stock equal to 66.667% of each participant's qualified participant contribution (up to a maximum participant contribution of 6% of earnings), subject to certain statutory and regulatory limitations. The Company reviews the match computation in each calendar year to make sure that participants receive their proper match contributions, and adjustments are made accordingly. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contributions were made to the Plan for the year ended December 31, 2005.

Benefits and Vesting: Upon the death, retirement or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

Years of Service	Percentage Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $1,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings. If a separated participant's accumulated benefit is below $1,000, the balance will be automatically distributed.

1) Description of Plan (continued)

Separated participants who subsequently become eligible employees before having incurred five consecutive one year breaks in service, shall have the amount forfeited restored to their matching contribution account provided they repay the total amount distributed to them within five years of receiving such distribution. Such restoration shall be made from available forfeitures or from additional Employer contributions at the election of the Company. Rehired participants are recredited with all previous years of service.

Participant Loans: The Plan permits participants who are active employees of the Company to borrow up to 50% of the vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in the participant's account and bear interest as determined by the plan administrator based on the prevailing interest rates in the market at the time the loan was made. Loans must be repaid within a maximum of five years, unless the loan is used to acquire a dwelling unit which is to be used as the participant's principal residence, in which case it may be repaid over a period not to exceed fifteen years. Participant loans outstanding at December 31, 2005 were at interest rates ranging from 5.00% - 9.25%.

Hardship Withdrawals: In case of serious financial hardship, as defined by the Plan, participants may be eligible to receive an emergency withdrawal of their pre-tax contributions.

Forfeitures: Forfeitures by former participants are reallocated to the accounts of those participants who made participant contributions during the Plan year in the proportion of each participant's contributions (up to 6%), when compared to the total of all participant's contributions (up to 6%), provided the participant was active on the last day of the Plan year. During the year ended December 31, 2005, $47,649 in non-vested account balances were forfeited by former participants. Such amounts were reallocated to active participants in Plan year 2006.

2) Summary of Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Contributions: Participant contributions are recorded in the period payroll deductions are made. Company contributions are recorded in the same period.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant relates to the value of investments. Actual results could differ from those estimates.

Investment Valuation: The Plan's investments in mutual funds are stated at market value based on the latest quoted net asset value per share in an active market. The Plan's investment in SMSC Common Stock is stated at market value as determined by the latest quoted market price on its principal exchange as of year-end. Investments in the common collective trust are valued at estimated fair value based upon the net asset value of the shares held by the Plan, as determined by the plan custodian. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade date basis. Dividends are recorded on an ex-dividend date. Interest income is recorded on an accrual basis.

Concentration of Credit Risk: At December 31, 2005 and 2004 approximately 39% and 31% of the Plan's assets were invested in Standard Microsystems Corporation common stock.

3) Risks and Uncertainties

The Plan provides for various investment options, which may include various combinations of stocks, bonds, other fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, including SMSC stock, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Company common stock held by the Plan as of December 31, 2005 has been valued at its quoted market price as of the 2005 financial statement date of $28.69 per share. The Company common stock held by the Plan has experienced price volatility and has declined to $21.94 per share as of May 15, 2006.

4) Plan Administration

Management: Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. The Trustee, in accordance with participant instructions, votes securities issued by the Company. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

Expenses: Substantially all of the expenses of administrating the Plan are paid by the Company and, therefore, are not reflected in the financial statements of the Plan.

(Continued)

5) Investments

The following are investments that represent 5 percent or more of the Plan's net assets as of December 31, 2005 and 2004:

	2005	2004
SMSC Common Stock *	$16,487,684	$10,152,313
Gabelli Growth Fund	3,824,289	3,692,316
Janus Adviser Balanced Portfolio	2,175,048	1,869,213
Janus Adviser Worldwide	-	1,670,652
Schwab 1000 Fund	2,414,356	1,840,424
Schwab Stable Value Fund	4,219,097	3,709,285
Selected American Fund	2,445,447	-
Weitz Value Fund	2,150,896	2,388,769
White Oak Growth Fund	-	2,129,069

* Includes nonparticipant-directed

During 2005, the Plan's investments appreciated in value by $7,531,601 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

SMSC Common Stock	$ 6,691,900
Mutual Funds	682,361
Common Collective Trust	157,330
	$ 7,531,601

At December 31, 2005 and 2004 the Plan held 574,684 and 569,395 shares of SMSC common stock, respectively.

6) Nonparticipant-Directed Investments

Participants, at their discretion, may invest their contributions in any or all of the fourteen investment fund options offered under the Plan (including SMSC Common Stock). However, all Employer's contributions to the Plan are automatically invested in SMSC Common Stock. As of December 31, 2005 and 2004, the net assets of the Plan invested in SMSC Common Stock (including participant-directed and nonparticipant directed balances) were $16,487,684 and $10,152,313, respectively. The components of the change in the SMSC common stock held by the Plan during 2005 were as follows:

Year Ended December 31,	2005
Changes in Net Assets:	
Contributions	$ 1,378,684
Net appreciation	6,137,667
Transfers to participant directed investments	(974,001)
Realized gain on investments	554,233
Benefit payments	(761,212)
Net Change	$ 6,335,371

7) Termination of the Plan

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participant's share of the Employer's contributions) shall become fully vested, regardless of length of service.

8) Income Tax Status

On June 28, 2001, the Internal Revenue Service issued a favorable determination letter with regard to the tax-qualified status of the Plan, and therefore, the related trust is exempt from tax. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain the Plan's qualified status. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

9) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has investments in SMSC Common Stock, and these transactions also qualify as party-in-interest transactions, as SMSC is the Plan sponsor.

Standard Microsystems Corporation
PLAN # : 001 EIN # : 11-2234952
Incentive Savings and Retirement Plan
Schedule H – Line 4(i)
Schedule of Assets (Held at End of Year)

As of December 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
	AIM Dynamics Fund	Mutual Fund		$ 401,269
	Alliance Tech Fund	Mutual Fund		625,203
	Artisan International Fund	Mutual Fund		1,561,300
	Federated GNMA Institutional	Mutual Fund		1,894,751
	Gabelli Growth Fund	Mutual Fund		3,824,289
	Janus Adviser Balanced Portfolio	Mutual Fund		2,175,048
	Janus Adviser Worldwide	Mutual Fund		1,610,909
	RS Diversified Growth Fund	Mutual Fund		634,041
*	Schwab 1000 Fund	Mutual Fund		2,414,356
	Selected American Fund	Mutual Fund		2,445,447
	Weitz Value Portfolio	Mutual Fund		2,150,896
	White Oak Growth Fund	Mutual Fund		1,561,149
*	Schwab Stable Value Fund	Common/Collective Trust		4,219,097
*	Schwab U.S. Treasury Money Market Fund	Money Market		229
*	Loans to Participants (1)			275,478
*	SMSC Common Stock	Common Stock	8,221,036	16,487,684
				$ 42,281,146

* Parties-in-interest

** Cost omitted for participant directed funds, cost is not required for participant directed investments

Note (1): Various loans with interest rates ranging from 5.00% to 9.25% maturing December 24, 2005 through December 19, 2010.

Standard Microsystems Corporation
PLAN # : 001 EIN # : 11-2234952
Incentive Savings and Retirement Plan
Schedule H – Line 4(j)
Schedule of Reportable Transactions

Year ended December 31, 2005

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Charles Schwab	SMSC Common Stock	$2,266,179				$2,266,179	$2,266,179	-
Charles Schwab	SMSC Common Stock		$2,597,619			$2,043,386	$2,597,619	$554,233

Note: For the purpose of this schedule, the reportable transactions include transactions that would be identified as category (iii) transactions – a series of transactions in the same security in excess of 5% of the current value of Plan assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

By: 

Joseph Durko
Vice President, Controller and Chief Accounting Officer
Standard Microsystems Corporation

June 13, 2006

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 2-78324 on Form S-8 of Standard Microsystems Corporation of our report dated May 23, 2006, appearing in this Annual Report on Form 11-K of Standard Microsystems Corporation Incentive Savings and Retirements Plan for the year ended December 31, 2005.

/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
June 13, 2006

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-78324) of Standard Microsystems Corporation of our report dated June 20, 2005 relating to the financial statements of the Standard Microsystems Corporation Incentive Savings and Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 13, 2006